Exhibit (a)(1)(A)
OFFER TO PURCHASE
MANDALAY RESORT GROUP
OFFER TO PURCHASE FOR CASH
ANY AND ALL OF ITS OUTSTANDING
FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE 2033
CUSIP Numbers: 562567AJ6 and 562567AK3
      NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture (the “Indenture”), dated as of March 21, 2003 (as supplemented on July 26, 2004 and April 25, 2005), by and between Mandalay Resort Group, a Nevada corporation (the “Company” or “Mandalay”), and The Bank of New York, a New York banking corporation, as Trustee, relating to the Company’s Floating Rate Convertible Senior Debentures due 2033 (the “Securities”), that at the option of the holders thereof (the “Holders”), the Securities will be purchased by the Company at a price (the “Purchase Price”) of $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest thereon to, but not including, June 15, 2005 (the “Purchase Date”), if any, subject to the terms and conditions of the Indenture, the Securities and this Offer to Purchase and related offer materials, as amended and supplemented from time to time (the “Offer”). The Holders may surrender their Securities from May 16, 2005, through 5:00 p.m., New York City time, on June 15, 2005. This Offer to Purchase is being sent pursuant to Section 13.1 of the Indenture and the provisions of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
      To exercise your option to have the Company purchase the Securities and receive payment of $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest thereon to, but not including, the Purchase Date, if any, you must validly surrender the Securities and the enclosed Letter of Transmittal to The Bank of New York (the “Paying Agent”) (and not have withdrawn such surrendered Securities and Letter of Transmittal), prior to 5:00 p.m., New York City time, on Wednesday, June 15, 2005; Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on Wednesday, June 15, 2005. The right of the Holders to surrender Securities for purchase in the Offer expires at 5:00 p.m., New York City time, on Wednesday, June 15, 2005.
      HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
      The address for the Paying Agent is:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7 East
New York, New York 10286
Attention: Carolle Montreuil
Tel:(212) 815-5920
Fax:(212) 298-1915
      Copies of this Offer to Purchase may be obtained from the Paying Agent at its address set forth above.
The date of this Offer to Purchase Notice is May 16, 2005.

      No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and accompanying Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither the Company, its board of directors nor its employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

i

SUMMARY TERM SHEET
      The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, the Company urges you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete and those documents contain additional important information. The Company has included page references to direct you to a more complete description of the topics in this summary.
Who is offering to purchase my Securities?
      Mandalay Resort Group, a Nevada corporation (the “Company” or “Mandalay”) and a wholly owned subsidiary of MGM MIRAGE, a Delaware corporation, is offering to purchase your validly surrendered Floating Rate Convertible Senior Debentures due 2033 (the “Securities”). The address and telephone number of the Company’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, (702) 693-7120. (See Page 5)
What securities is the Company seeking to purchase?
      The Company is offering to purchase all of the Securities validly surrendered by the holders thereof (the “Holders”) in the Offer. As of May 9, 2005, there was approximately $251,455,000 aggregate principal amount of Securities outstanding. The Securities were issued under the Indenture (the “Indenture”), dated as of March 21, 2003 (as supplemented on July 26, 2004 and April 25, 2005), by and between the Company and The Bank of New York, as Trustee, and have been guaranteed on an unsecured basis by MGM MIRAGE and certain domestic subsidiaries of MGM MIRAGE (the “Guarantors”). (See Pages 5-8)
Why is the Company making the Offer?
      As a consequence of the merger (the “Merger”) consummated on April 25, 2005 between the Company and MGM MIRAGE Acquisition Co. #61, a Nevada corporation and a wholly owned subsidiary of MGM MIRAGE, the Company became a wholly owned subsidiary of MGM MIRAGE resulting in a Change in Control (as defined in the Indenture). As such, pursuant to the terms of the Securities and Section 13.1 of the Indenture, the Company is required to make the Offer. (See Pages 5-6)
How much is the Company offering to pay and what is the form of payment?
      Pursuant to the terms of the Indenture, the Company will pay in cash a purchase price (the “Purchase Price”) of $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest thereon to, but not including, June 15, 2005, if any, with respect to any and all Securities validly surrendered for purchase and not withdrawn. (See Page 6)
What relation does this Offer have (if any at all) with the previously announced convertibility of the Securities pursuant to Section 11.2 of the Indenture?
      The right to participate in the Offer is a separate right from the right to convert the Securities. In this regard, the Company previously announced the convertibility of the Securities pursuant to Section 11.2 of the Indenture stating that Holders may convert their Securities in accordance therewith until June 30, 2005 in order to receive the consideration thereunder (the “Conversion Right”). More specifically, if a Holder converts his/her Securities pursuant to the Conversion Right after the Merger and before June 30, 2005, such Holder will be entitled to receive approximately $1,434.71 (which payment will also be deemed as payment of all accrued but unpaid interest on the converted Securities) per $1,000 principal amount of the Securities compared to $1,000 plus any accrued interest per $1,000 principal amount of the Securities under the Offer.

      To the extent that a Holder converts his/her Securities under the Conversion Right, such converted Securities may not be surrendered for purchase under the Offer. Similarly, to the extent that a Holder validly surrenders his/her Securities under the Offer, such surrendered Securities may not be converted under the Conversion Right unless otherwise validly withdrawn from the Offer and converted prior to June 30, 2005. Holders are urged to consider whether it would be more beneficial to convert any or all of their Securities under the Conversion Right or to surrender any or all of their Securities for purchase under the Offer. (See Pages 6-7)
How can I determine the market value of the Securities?
      There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s and the Guarantors’ operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Offer.
      The Indenture provides that upon the occurrence of certain events, the Securities may be convertible for cash settlement based on the Company’s common stock. However, as of a result of the Merger, the Company became a wholly owned subsidiary of MGM MIRAGE. In connection with the Merger, the Company de-listed its common stock from the NYSE and suspended its obligations to file reports with the Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, the Company has filed the applicable reports with the SEC to de-register its common stock under Section 12(g)(4) of the Exchange Act. As such, there is no established reporting system or market for trading in the common stock of the Company. (See Pages 7-8)
What does the Company’s board of directors think of the Offer?
      Although the Company’s board of directors has approved the terms of the Offer set forth in the Indenture, it has not made any recommendation as to whether you should surrender your Securities for purchase in the Offer. You must make your own decision whether to surrender your Securities for purchase in the Offer and, if so, the amount of Securities to surrender. (See Page 6)
When does the Offer expire?
      The Offer expires at 5:00 p.m., New York City time, on June 15, 2005. The Company does not currently anticipate that the period to accept the Offer will be extended. In the event that the period to accept the Offer is extended, the Company will comply with Rule 14e-1(d) of the Exchange Act in connection therewith. (See Pages 8-10)
What are the conditions to the Company’s purchase of the Securities?
      The Company’s purchase of validly surrendered Securities is not subject to any conditions other than such purchase being lawful. (See Pages 5-6)
How do I surrender my Securities?
      To surrender your Securities for purchase pursuant to the Offer, you must deliver the required documents to The Bank of New York (the “Paying Agent”) by no later than 5:00 p.m., New York City time, on June 15, 2005 (the “Purchase Date”).
HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A Holder whose Securities are held in certificated form must properly complete and execute the Letter of Transmittal and deliver such notice to the Paying Agent, together with any other required documents and the certificates representing the Securities to be surrendered for purchase, on or before 5:00 p.m., New York City time, on the Purchase Date.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	A Holder who is a DTC participant may elect to surrender their Securities by delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or before 5:00 p.m., New York City time, on the Purchase Date.

•	Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system, on or before 5:00 p.m., New York City time, on the Purchase Date.

Holders who desire to surrender Securities for purchase and whose certificates representing such Securities are not immediately available or who cannot deliver their certificates, Letter of Transmittal and other required documents to the Paying Agent or complete the procedures for book-entry transfer prior to 5:00 p.m., New York City time, on the Purchase Date, may nevertheless surrender their Securities for purchase pursuant to the guaranteed delivery procedures described in this Offer to Purchase. (See Pages 8-10)
If I surrender, when will I receive payment for my Securities?
      The Company will accept for payment all validly surrendered Securities promptly upon expiration of the Offer. The Company will forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will pay cash to the Holders promptly following the later of the Purchase Date and, if applicable, receipt of the Securities by the Paying Agent in accordance with the guaranteed delivery procedures. (See Pages 11-12)
Until what time can I withdraw previously surrendered Securities?
      You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on June 15, 2005. (See Pages 10-11)
How do I withdraw previously surrendered Securities?
      To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on June 15, 2005.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (See Pages 10-11)
Do I need to do anything if I do not wish to surrender my Securities for purchase?
      No.
If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?
      No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (See Pages 8-10)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Offer?
      The receipt of cash in exchange for Securities pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 14-16)
Who is the Paying Agent?
      The Bank of New York is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Offer to Purchase.
Who can I contact if I have questions about the Offer?
      Questions and requests for assistance in connection with the surrender of Securities for purchase in this Offer may be directed to Carolle Montreuil at The Bank of New York at (212) 815-5920.

IMPORTANT INFORMATION CONCERNING THE OFFER
      1.     Information Concerning the Company. Mandalay Resort Group, a Nevada corporation (the “Company” or “Mandalay”) and a wholly owned subsidiary of MGM MIRAGE, a Delaware corporation, is offering to purchase its Floating Rate Convertible Senior Debentures due 2033 (the “Securities”). The Company’s principal executive offices are located at 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109, and its telephone number is (702) 693-7120. The Company’s and MGM MIRAGE’s websites are www.mandalayresortgroup.com and www.mgmmirage.com, respectively. The Company has not incorporated by reference into this Offer to Purchase any information included or linked from its or MGM MIRAGE’s websites, and you should not consider them to be a part of this Offer to Purchase.
      2.     Information Concerning the Securities.
      Overview. Under the Indenture (the “Indenture”) dated as of March 21, 2003 (as supplemented on July 26, 2004 and April 25, 2005) by and between the Company and The Bank of New York, as Trustee, the Company issued $350 million Original Principal Amount (as defined in the Indenture) of Floating Rate Convertible Senior Debentures due 2033 (the “Private Notes”) in a private placement on March 21, 2003 and an additional $50 million Original Principal Amount of Private Notes on April 2, 2003 pursuant to the option granted to the initial purchasers in the private placement. In addition, the Company entered into a Registration Rights Agreement, dated as of March 21, 2003 by and between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC in connection with the issuance of the Securities. The Securities are general unsecured obligations of the Company limited to $400 million aggregate Original Principal Amount, and have been guaranteed on an unsecured senior basis by MGM MIRAGE and certain domestic subsidiaries of MGM MIRAGE. The Indenture does not limit other indebtedness of the Company.
      As of May 9, 2005, there was $251,455,000 in aggregate principal amount of Securities outstanding. Securities not tendered in the Offer will remain outstanding. The terms and conditions governing the Securities, including the covenants and other protective provisions contained in the Indenture, will remain unchanged.
      Maturity and Interest. The Securities will mature on March 21, 2033. The Securities bear Regular Interest (as defined in the Securities and the Indenture) at an annual rate equal to 3-month LIBOR, reset quarterly, plus 0.75%, which is payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, until March 21, 2008. After that date, the Securities will not bear interest, except Contingent Interest (as defined in the Securities and the Indenture). Instead, on March 21, 2033, the maturity date of the Securities, the holders of the Securities (the “Holders”) will receive the Accreted Principal Amount of the Securities (as defined in the Indenture), which will be equal to the Original Principal Amount of $1,000 per Security increased daily by a Variable Yield (as defined in the Indenture) beginning on March 21, 2008. The Variable Yield will be reset quarterly to a rate of 3-month LIBOR plus 0.75% per annum. Regardless of the level of the 3-month LIBOR, however, the Variable Yield will not exceed 6.75% per annum. Additionally, the Company will pay Contingent Interest to Holders of the Securities under certain limited circumstances under the Indenture and the Securities during any six-month period from March 22 to September 21 or September 22 to March 21, commencing after March 21, 2008.
      The Company’s Obligation to Purchase the Securities Upon a Change in Control. Pursuant to the terms and conditions of the Securities and the Indenture, if at any time on or before March 21, 2008 there is a Change in Control (as defined in the Indenture), the Company shall be obligated to purchase all outstanding Securities validly surrendered for purchase and not withdrawn at the Holder’s option in integral multiples of $1,000 Original Principal Amount as of the date that is 35 Business Days (as defined in the Indenture) after the occurrence of the Change in Control. As a consequence of the merger consummated on April 25, 2005 (the “Merger”) between the Company and MGM MIRAGE Acquisition Co. #61, a Nevada corporation and a wholly owned subsidiary of MGM MIRAGE, the Company became a wholly owned subsidiary of MGM MIRAGE resulting in a Change in Control. The purpose of the Offer is to satisfy the Company’s obligation under the Securities and the Indenture.

      The Offer will expire at 5:00 p.m., New York City time, on June 15, 2005 (the “Purchase Date”). The purchase by the Company of validly surrendered Securities is not subject to any conditions other than such purchase being lawful.
      Purchase Price. Pursuant to the Indenture, the purchase price to be paid by the Company for the Securities as a result of a Change in Control is $1,000 per $1,000 Original Principal Amount plus accrued and unpaid interest thereon to, but excluding, the Purchase Date (the “Purchase Price”). As of the Purchase Date, the Purchase Price, including all accrued and unpaid interest thereon, will be approximately $1,009.08 per $1,000 Original Principal Amount.
      The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase in this Offer and not withdrawn prior to the Purchase Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The Bank of New York (the “Paying Agent”) will pay the Purchase Price to Holders promptly following the later of the Purchase Date and, if applicable, the time of delivery of Securities to the Paying Agent in accordance with the guaranteed delivery procedures described in this Offer to Purchase.
      With respect to Securities that are validly surrendered for purchase, effective on the Purchase Date, any and all interest thereon will cease to accrue unless the Company defaults in making payments on Securities validly surrendered for purchase and not withdrawn.
      The Purchase Price is based solely on the requirements of the Indenture and does not necessarily bear any relationship to the market price of the Securities or shares of the Company’s common stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities and the Company’s common stock, to the extent available, before making a decision whether to surrender their Securities for purchase.
      Neither the Company, its board of directors, nor its employees are making any recommendation to the Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Offer to Purchase. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of the fair value and conversion right (if any) of the Securities and the Company’s common stock and other relevant factors.
      Conversion Rights of the Securities. Subject to the Company’s right to cash settle in lieu thereof (as discussed further below), the Securities are convertible into shares of the Company’s common stock, $0.01 2/3 par value per share (“Common Stock”), under certain circumstances in accordance with and subject to the terms of the Indenture and the Securities. In connection with the conversion right under Section 11.2, the Company has elected to settle any conversion in cash in lieu of issuing shares of Common Stock. Pursuant to the terms of the Indenture, the Securities may be converted: (i) if, as of the last day of the preceding calendar quarter, the closing sale price of the Company’s Common Stock for at least 20 Trading Days (as defined in the Indenture) in a period of 30 consecutive Trading Days ending on the last trading day of such preceding calendar quarter is more than 120% of the Base Conversion Price (as defined in the Indenture) as of the last day of such preceding calendar quarter; (ii) the credit rating assigned to the Securities by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Corporation, Inc., or its successors, is at or below B+ or the equivalent or the credit rating assigned to the Securities by Moody’s Investor Services, or its successors, is at or below B2 or the equivalent; (iii) the Company elects to redeem the Securities under Article X of the Indenture; and (iv) if the Company is party to a consolidation, merger or binding share exchange pursuant to which shares of our common stock would be converted into cash, securities or other property. In order to convert the Securities, the Holder must satisfy the requirements set forth in the Securities. The Securities may then be converted into a number of shares of Common Stock per $1,000 Original Principal Amount of Securities equal to the Conversion Rate (as defined in the Indenture), which is based upon (among others) the Base Conversion Rate (as defined in the Indenture); provided, however, that the Holders’ right to convert the Securities into Common Stock is subject to the Company’s right to elect to pay such Holder a certain amount of cash in lieu of Common Stock as long as an Event of Default (as defined in the Indenture) has not occurred and is not continuing.
      In connection with the conversion rights of the Securities, the Company previously announced the convertibility of the Securities pursuant to Section 11.2 of the Indenture in light of the fact that the closing price of its Common Stock exceeded $68.76 per share (120% of the Base Conversion Price) for at least 20 Trading Days in a period of the 30 consecutive Trading Days ending on the last trading day of the quarter ended on March 31, 2005. Consequently, Holders may convert their Securities during the calendar quarter ending on June 30, 2005 at the Conversion Rate in effect on the conversion date (the “Conversion Right”). The Company is obligated to cash settle such number of shares of Common Stock equal to the Conversion Rate in effect on the conversion date; provided, however, that the amount of cash that the Company will be required to pay to cash settle such shares shall not exceed $1,000 per Security, or up to an aggregate of $400 million. In the event that the Conversion Rate in effect on the conversion date is greater than the Base Conversion Rate of 17.452 shares per $1,000 Original Principal Amount of Security, the Company has the right, but not the obligation, to cash settle all or a portion of any such additional shares in accordance with the Indenture. In this regard, the Company has elected to cash settle all converted Securities under the Conversion Right at $71.00 per share of Common Stock (i.e., the consideration payable under the Merger) that a Holder would have received under the conversion if such Holder converts his/her Securities after the Merger and before June 30, 2005.
      In light of the foregoing, Holders may convert their Securities under the Conversion Right until June 30, 2005 in order to receive the consideration thereunder. The cash settlement payable under the Conversion Right for Securities converted after the Merger is approximately $1,434.71 per $1,000 Original Principal Amount of Securities, which shall also constitute full payment of all accrued, but previously unpaid, interest on the converted Securities. The Paying Agent is currently acting as the Conversion Agent for the Securities. Additionally, it is important to note that the right to participate in the Offer is a separate right from the right to convert the Securities. To the extent that a Holder converts his/her Securities under the Conversion Right, such converted Securities may not be surrendered for purchase under the Offer. Similarly, to the extent that a Holder validly surrenders his/her Securities under the Offer, such surrendered Securities may not be converted under the Conversion Right unless otherwise validly withdrawn from the Offer and converted prior to June 30, 2005. Holders are urged to consider whether it would be more beneficial to convert any or all of their Securities under the Conversion Right or to surrender any or all of their Securities for purchase under the Offer.
      Holders who do not surrender their Securities for purchase pursuant to the Offer will maintain the right to convert their Securities upon the occurrence of certain events under the Indenture as described above. Any Securities as to which a Letter of Transmittal has been given under this Offer may be converted in accordance with the terms of the Indenture only if the applicable Letter of Transmittal has been validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date, as described in Section 4 of this Offer to Purchase.
      It is important to note that, as a result of the Merger, the Company became a wholly owned subsidiary of MGM MIRAGE. As of April 25, 2005, there were one hundred (100) shares of Common Stock outstanding, all of which are held by MGM MIRAGE. In connection with the Merger, the Company de-listed its Common Stock from the NYSE and suspended its obligations to file reports with the Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Furthermore, the Company has filed the applicable reports with the SEC to de-register its Common Stock under Section 12(g)(4) of the Exchange Act. As such, there is no established reporting system or market for trading in the common stock of the Company.
      Market for the Securities and Mandalay Common Stock. There is no established reporting system or trading market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s and its guarantors’ operating results and the market for similar securities. Additionally, as noted above, the Company’s Common Stock into which the Securities are convertible was de-listed from the NYSE. Furthermore, the Company suspended its obligations to file reports with the SEC under Section 15(d) of the Exchange Act and has filed the applicable reports to de-register its Common Stock under Section 12(g)(4) of the Exchange Act. As such, there is no established reporting system or market for trading in the Common Stock of the Company.
      The following table sets forth, for the fiscal quarters indicated, the high and low per share sales prices of the Company’s Common Stock as reported on the NYSE prior to the de-listing of the Company’s Common Stock.

	High	Low

Fiscal Year End January 31, 2006
1st Quarter (February 1, 2005 through April 25, 2005)(1)	$71.01	$70.39

Fiscal Year End January 31, 2005
4th Quarter	$70.70	$68.82
3rd Quarter	$69.60	$66.11
2nd Quarter	$72.80	$50.44
1st Quarter	$62.20	$46.10

Fiscal Year End January 31, 2004
4th Quarter	$49.00	$39.16
3rd Quarter	$42.52	$34.76
2nd Quarter	$34.97	$25.80
1st Quarter	$29.30	$23.40

(1)	As of the last of day of trading on the NYSE on April 25, 2005. As a result of the Merger, the shares of Common Stock were de-listed from the NYSE. Following the de-listing, there has been no established trading market for the Common Stock.
      The Company urges you to obtain current market information for the Securities before making any decision to surrender your Securities pursuant to the Offer.
      Optional Redemption. The Securities are not redeemable by the Company at its sole option prior to March 21, 2008. Beginning on March 21, 2008, the Securities are redeemable for cash at any time at the Company’s option, in whole or in part, at a redemption price equal to 100% of the Accreted Principal Amount of the Securities, plus accrued and unpaid interest (including Contingent Interest, if any) to, but excluding, the Redemption Date (as defined in the Indenture).
      Holder’s Right to Require Redemption. Subject to the terms and condition of the Indenture, the Holders will have the option to require the Company to redeem all or any part of his or her Securities on March 21, 2008, 2013, 2018, 2023 and 2028 at a purchase price equal to 100% of the Accreted Principal Amount thereof, plus accrued and unpaid interest (including Contingent Interest, if any) to, but excluding, the purchase date thereof.
      Ranking. The Securities are unsecured senior obligations of the Company. The Company’s indebtedness represented by the Securities is guaranteed on a senior unsecured basis by MGM MIRAGE and certain of its domestic subsidiaries (other than the Company) that have guaranteed the senior debt obligations of MGM MIRAGE (the “Guarantors”). The Securities rank equally in right of payment with all of the Company’s other existing and future unsecured senior indebtedness with aggregate principal amount of $10 billion as of May 9, 2005.
      3.     Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities and Letter of Transmittal on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.
      If Holders do not validly surrender their Securities and Letter of Transmittal on or before 5:00 p.m., New York City time, on June 15, 2005, their Securities will remain outstanding subject to the existing terms of the Securities and the Indenture.
      Method of Delivery. The method of delivery of Securities, the related Letter of Transmittal and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Letter of Transmittal and, except as expressly otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Letter of Transmittal was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on June 15, 2005.
      Letter of Transmittal. Enclosed with this Offer to Purchase is the form Letter of Transmittal that you are required to use. The Letter of Transmittal requires you to state (among other things):

•	the certificate number of the Securities being delivered for purchase;

•	the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and the Securities.
     Delivery of Securities.
      Securities in Certificated Form. To receive the Purchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities to be surrendered for purchase and the accompanying Letter of Transmittal, or a copy thereof, on or before 5:00 p.m., New York City time, on the Purchase Date.
      Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf.
      Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Purchase Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Purchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Letter of Transmittal.
Securities and the Letter of Transmittal must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or to the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL LETTER OF TRANSMITTAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
      Notice of Guaranteed Delivery. If you desire to surrender Securities for purchase pursuant to the Offer but:

•	certificates representing such Securities are not immediately available,

•	time will not permit your Letter of Transmittal, certificates representing such Securities and all other required documents to reach the Paying Agent prior to 5:00 p.m., New York City time, on the Purchase Date, or

•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed prior to 5:00 p.m., New York City time, on the Purchase Date, you may nevertheless surrender such Securities with the effect that such surrender will be deemed to have been received prior to 5:00 p.m., New York City time, on the Purchase Date, if all the following conditions are satisfied:

•	such surrender is made by or through an eligible guarantor institution (each, an “Eligible Institution”), as defined in Rule 17Ad-15 under the Exchange Act, as amended;

•	prior to 5:00 p.m., New York City time, on the Purchase Date, the Paying Agent receives from such Eligible Institution, at the address of the Paying Agent set forth on the front cover page of this Offer to Purchase, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the holder(s) and the principal amount of Securities being surrendered for purchase, and stating that the surrender is being made thereby and guaranteeing that, within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message) and certificates evidencing the Securities (or confirmation of book- entry transfer of such Securities into the Paying Agent’s account with DTC), and any other documents required by the Letter of Transmittal, will be deposited by such Eligible Institution with the Paying Agent; and

•	such Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message), together with certificates for all physically delivered Securities in proper form for transfer (or confirmation of book-entry transfer of such Securities into the Paying Agent’s account with DTC) and all other required documents are received by the Paying Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.
The term “agent’s message” means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Securities agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such person.
      Under no circumstances will Securities accrete in value and/or accrue interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The purchase price for Securities surrendered pursuant to the guaranteed delivery procedures will be the same as that for Securities delivered to the Paying Agent on or before the Purchase Date.
      4.     Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. Pursuant to the Indenture, in order to withdraw

Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, specifying:

•	if a certificated Security has been issued, the certificate number of the Securities in respect of which such notice of withdrawal is being submitted, or if not, such information as required by DTC;

•	the Original Principal Amount, in integral multiples of $1,000, of the Securities with respect to which such notice of withdrawal is being submitted; and

•	the Original Principal Amount, if any, of such Securities which remain subject to the original Letter of Transmittal and which has been or will be delivered for purchase by the Company.
The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Securities have been surrendered for purchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Offer. Securities withdrawn from the Offer may be resurrendered by following the surrender procedures described in Section 3 above.
      Enclosed with this Offer to Purchase is a Notice of Withdrawal that may be used for withdrawing Securities.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.
      5.     Payment for Surrendered Securities. The Company will forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Purchase Date, promptly following the later of the Purchase Date and, if applicable, receipt of the Securities by the Paying Agent in accordance with the guaranteed delivery procedures.
      The total amount of funds required by the Company to purchase all of the Securities in this Offer, excluding accrued, but unpaid, interest, is approximately $251,455,000 (assuming that all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company intends to use cash from its reserves and/or cash made available to the Company by MGM MIRAGE (including borrowings by MGM MIRAGE under its credit facility) to purchase the Securities.
      In this regard, if such funds are made available to the Company by MGM MIRAGE, then such funds may include borrowings by MGM MIRAGE under its Fourth Amended and Restated Loan Agreement (“Credit Facility”) dated as of November 22, 2004, by and between MGM MIRAGE, MGM Grand Detroit, LLC, as co-borrower, Bank of America, N.A., as the administrative agent, The Royal Bank of Scotland PLC, as the syndication agent, a joint lead arranger, and a joint book manager, Bank of America Securities LLC as a joint lead arranger and a joint book manager, JP Morgan Securities, Inc., Citibank North America, Inc., and Deutsche Bank Securities Inc. as joint book managers, JP Morgan Chase Bank, Citigroup USA Inc., Deutsche Bank, Bank of Scotland PLC, Barclays Bank PLC, BNP Paribas, Commerzbank, Sumitomo Mitsui Banking Corporation and Wachovia Bank, N.A., as co-documentation agents, Societe Generale, as senior managing agent, Merrill Lynch Bank USA and U.S. Bank National Association, as managing agents, and the other lenders party thereto. Under the terms thereunder, the Credit Facility became effective upon the consummation of the Merger (the “Effective Date”).
      The Credit Facility provides for a $7.0 billion credit facility comprised of a $5.5 billion senior revolving credit facility and a $1.5 billion senior term loan facility, in each case, maturing on the fifth anniversary of the Effective Date. The interest rate on the credit facility will be based on the bank reference rate or reserve adjusted LIBOR rate plus an applicable margin ranging from 0.75% to 1.75%.

Furthermore, to the extent that any of MGM MIRAGE’s senior secured notes are secured, the credit facilities will be secured on an equal and ratable basis with such senior secured notes. The security of such senior indebtedness may be released under certain circumstances. The Credit Facility has also been guaranteed by certain domestic subsidiaries of MGM MIRAGE, including the Company.
      As of the Effective Date, the Credit Facility became available to MGM MIRAGE to finance the Merger with the Company, to refinance certain existing indebtedness of the Company, including any outstanding indebtedness of the Company assumed in the Merger, to pay fees and expenses and to provide for working capital and other general corporate purposes. In addition, the Credit Facility provides for customary affirmative, negative and financial covenants, including, but not limited to, a maximum total leverage ratio, maximum senior leverage ratio, and minimum interest coverage ratio.
      6.     Securities Acquired. Any Securities purchased by the Company pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.
      7.     Plans or Proposals of the Company. Except as described in these materials or as previously publicly announced, the Company currently has no agreements and has not authorized any actions (nor has MGM MIRAGE authorized or adopted any such actions), which would be material to a Holder’s decision to surrender Securities for purchase in the Offer, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries other than those which have already been implemented in connection with the Merger;

•	any purchase, sale or transfer of a material amount of the Company’s assets or any of its significant subsidiaries;

•	any material change in the Company’s present dividend rate or policy, indebtedness or capitalization, other than the Company’s plan to initiate tender offers to purchase for cash any and all of its outstanding 6 3/8% Senior Notes due 2011, 6 1/2% Senior Notes due 2009, 9 3/8% Senior Subordinated Notes due 2010, 9 1/2% Senior Notes due 2008 and 10 1/4% Senior Subordinated Notes due 2007, as required under the applicable indentures relating thereto;

•	other than as previously changed in connection with the Merger, any change in the Company’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of the Company’s equity securities, all of which were de-listed from the NYSE in connection with the Merger, to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act other than the Company’s Common Stock. In connection with the Merger, the Company has already filed the applicable reports with the SEC in order to de-register its Common Stock under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, which the Company previously suspended in connection with the Merger;

•	the acquisition by any person of additional securities of the Company, or the disposition of the Company’s securities; or

•	any changes in the Company’s charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of the Company.

      8.     Interests of Directors, Executive Officers and Affiliates of the Company and MGM MIRAGE in the Securities. To the Company’s knowledge:

•	neither the Company, MGM MIRAGE, nor their respective executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Securities;

•	none of the officers or directors of the subsidiaries of the Company or MGM MIRAGE have any beneficial interest in the Securities;

•	the Company and MGM MIRAGE will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates has engaged in any transactions in the Securities except for (i) the Company’s conversion of certain validly surrendered Securities pursuant to Sections 11.2 of the Indenture (i.e., the Conversion Right discussed above), which Conversion Right shall survive until June 30, 2005; (ii) the Company’s conversion of certain validly surrendered Securities between April 10, 2005 and May 10, 2005 pursuant to Section 11.5 of the Indenture; and (iii) the guarantee of the Securities by MGM MIRAGE and certain of its domestic subsidiaries in connection with the Merger.
        As discussed above, the Company previously announced the convertibility of the Securities pursuant to Section 11.2 of the Indenture in light of the fact that the closing price of its Common Stock exceeded $68.76 per share (120% of the Base Conversion Price) for at least 20 Trading Days in a period of the 30 consecutive Trading Days ending on the last trading day of the quarter ended on March 31, 2005. Consequently, Holders may convert their Securities during the calendar quarter ending on June 30, 2005 at the Conversion Rate in effect on the conversion date. The Company is obligated to cash settle such number of shares of Common Stock equal to the Conversion Rate in effect on the conversion date. In this regard, the Company has elected to cash settle all converted Securities under the Conversion Right at $71.00 per share of Common Stock (i.e., the consideration payable under the Merger) that a Holder would have received under the conversion if such Holder converts his/her Securities after the Merger and before June 30, 2005.
        Additionally, as a result of the Merger, Holders were entitled to surrender their Securities for conversion during the period from April 10, 2005 to May 10, 2005 pursuant to Section 11.5 of the Indenture. Holders who validly surrendered their Securities under such conversion received, in lieu of shares of the Company’s Common Stock, $71 per share of Common Stock, the consideration payable in the Merger, that the Holder of such Securities would have received if the Holder had converted such Securities into Common Stock immediately prior to the Merger. Such cash consideration payable upon conversion was based upon such per share consideration payable in the Merger and the number of shares of Common Stock that the holder would have received immediately prior to the Merger pursuant to the applicable conversion rate under the Indenture.
        Holders who convert or have converted their Securities under Sections 11.2 or 11.5 after the date of the Merger will receive approximately $1,434.71 per $1,000 principal amount of the Securities, which cash settlement would also constitute full payment of all accrued, but unpaid, interest thereon.
        Finally, as noted above, the Securities have been guaranteed by MGM MIRAGE and certain of its domestic subsidiaries (other than the Company). The Securities rank equally in right of payment with all of the Company’s other existing and future unsecured indebtedness with aggregate principal amount of $10 billion as of May 9, 2005.
      A list of the Company’s and MGM MIRAGE’s directors and executive officers is attached to this Offer to Purchase as Schedule A.
      Except as described above, neither the Company, MGM MIRAGE, nor, to the Company’s knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the Securities.

      9.     Legal Matters; Regulatory Approvals. The Company is not aware of any license or regulatory permit that is material to its business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Securities as described in this Offer to Purchase. Should any approval or other action be required, the Company presently intends to seek the approval or take the action. However, the Company cannot assure you that it would be able to obtain any required approval or take any other required action.
      10.     Prohibition of Purchases of Securities by the Company and Its Affiliates. Effective May 16, 2005, the Company and its affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Offer until at least the tenth business day after the Purchase Date or through the payment of cash settlement for Securities converted pursuant to the Conversion Right. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Offer, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Offer, the Company’s business and financial position, and general economic and market conditions.
      11.     Material United States Income Tax Considerations.
      The following summary is a description of the material United States federal income tax consequences relating to the surrender of Securities for purchase pursuant to the Offer. The discussion is for general information only and does not consider all aspects of federal income taxation that may be relevant to the surrender of Securities for purchase pursuant to the Offer in light of such Holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of Holders who do not hold Securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the federal income tax consequences to Holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities;

•	United States expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the notes as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment;

•	persons subject to the alternative minimum tax;

•	persons that have a functional currency other than the U.S. dollar; or

•	except to the extent discussed under “Non-U.S. Holders,” beneficial owners of the notes that are not U.S. Holders.
      Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. As used in this discussion, a “U.S. Holder” is a beneficial owner of Securities that is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized or created in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to federal income tax regardless of its source; or

•	a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons having the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a United States person.
      The term “non-U.S. Holder” means a beneficial owner of Securities that is not a U.S. Holder. The treatment of a partner in a partnership (or other entity treated as a partnership for United States federal income tax purposes) that holds Securities generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships considering the surrender of Securities pursuant to the Offer should consult their tax advisors.
      This summary is based upon the Code, existing and proposed Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion does not address the effect of any applicable state, local or foreign tax laws.
      If you are considering the surrender of Securities for purchase pursuant to the Offer, you should consult your own tax advisor regarding the application of United States federal income tax laws, as well as the application of any state, local or foreign tax laws, to your particular situation.

U.S. Holders.

Generally, a U.S. Holder who receives cash in exchange for the surrender of Securities pursuant to the Offer will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the U.S. Holder’s adjusted tax basis in the Securities surrendered.

In general, a U.S. Holder’s adjusted tax basis in the Securities will equal the U.S. Holder’s original purchase price for the Securities increased by any interest income previously accrued (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the Securities (without regard to the actual amount paid).

Gain recognized by a U.S. Holder upon a surrender of Securities pursuant to the Offer will generally be treated as ordinary interest income in the year of the disposition. Any loss recognized will first be ordinary loss to the extent the total interest previously included in income exceeds the total net negative adjustments, if any, the Holder took into account as ordinary loss, and thereafter capital loss. Any such capital loss will be long-term capital loss if the U.S. Holder’s holding period for the Securities surrendered exceeds one year. Under present law, the ability to use capital losses to offset ordinary income is limited.

Non-U.S. Holders.

A non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized on the receipt of cash in exchange for the surrender of Securities pursuant to the Offer, unless:

•	the gain is effectively connected with the conduct of the non-U.S. Holder’s trade or business in the United States, subject to an applicable treaty providing otherwise; or

•	the non-U.S. Holder is an individual who holds the Securities as capital assets and is present in the U.S. for at least 183 days during the year in which the Securities are disposed of and certain other conditions are met.

The Company believes that it is not and has not been, nor do we anticipate becoming, a United States real property holding corporation within the meaning of Code Section 897(c)(2).

Information Reporting and Backup Withholding.

You may be subject under certain circumstances to backup withholding at a current rate of 28% with respect to payments received in exchange for the surrender of Securities pursuant to the Offer. Generally, backup withholding will apply only if:

•	you fail to provide your taxpayer identification number (“TIN”) (which for an individual is the individual’s social security number) to the withholding agent, or, in the case of a non-U.S. Holder, you fail to provide a required certification that you are not a United States person;

•	you provide an incorrect TIN;

•	you are notified by the IRS that you have failed to properly report payments of interest and dividends and the IRS has notified us that you are subject to backup withholding; or

•	you fail, under certain circumstances, to provide the withholding agent with a certified statement, signed under penalty of perjury, that the TIN you provided is your correct TIN and that you are not subject to backup withholding.

Certain taxpayers, including corporations, generally are exempt from backup withholding. In addition, payment of proceeds from a sale or other taxable disposition by a non-U.S. Holder through a broker is not subject to backup withholding if the broker does not have certain connections with the United States as provided in the applicable Treasury Regulations. Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS. You should consult your tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.
      THE PRECEDING DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE SURRENDER OF SECURITIES FOR PURCHASE PURSUANT TO THE OFFER IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF SURRENDERING THE SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF ANY CHANGES IN U.S. FEDERAL OR OTHER APPLICABLE TAX LAWS.
      12.     Fees and Expenses. The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Securities pursuant to the Offer.
      13.     Solicitations. Directors, officers and regular employees of either the Company or its affiliates (who will not be specifically compensated for such services) and the Paying Agent may contact Holders by mail, telephone, or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of the Securities.
      14.     Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.
      15.     Conflicts. In the event of any conflict between this Offer to Purchase and the accompanying Letter of Transmittal on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

      Neither the Company, its board of directors, nor its employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Offer to Purchase. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

MANDALAY RESORT GROUP
May 16, 2005

SCHEDULE A —
INFORMATION ABOUT THE DIRECTORS AND
EXECUTIVE OFFICERS OF MANDALAY RESORT GROUP AND MGM MIRAGE
MANDALAY RESORT GROUP
      The table below sets forth information about the Company’s directors and executive officers as of May 1, 2005. To the best of the Company’s knowledge, none of the Company’s executive officers or directors have beneficial ownership in the Securities.

Name	Position

J. Terrence Lanni	Director; Chairman & President
James J. Murren	Director; Treasurer
Gary N. Jacobs	Director; Secretary
Bryan L. Wright	Assistant Secretary
The business address and telephone number of each director and executive officer is care of Mandalay Resort Group, 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109, (702) 693-7120.
MGM MIRAGE
      The table below sets forth information about MGM MIRAGE’s directors and executive officers as of May 1, 2005. To the best of the Company’s knowledge, none of MGM MIRAGE’s executive officers or directors have beneficial ownership in the Securities.

Name	Position

J. Terrence Lanni	Director; Chairman & Chief Executive Officer
John T. Redmond	Director; President & Chief Executive Officer — MGM Grand Resorts, LLC
Robert H. Baldwin	Director; President & Chief Executive Officer — Mirage Resorts, Incorporated; President — Project CityCenter
James J. Murren	Director; President, Chief Financial Officer & Treasurer
Gary N. Jacobs	Director; Executive Vice President, General Counsel & Secretary
James D. Aljian	Director
Terry N. Christensen	Director
Willie D. Davis	Director
Alexander M. Haig, Jr.	Director
Alexis M. Herman	Director
Roland Hernandez	Director
Kirk Kerkorian	Director
George J. Mason	Director
Ronald M. Popeil	Director
Daniel M. Wade	Director
Melvin B. Wolzinger	Director
Alex Yemenidjian	Director
Glenn D. Bonner	Senior Vice President — Chief Information Officer
Daniel J. D’Arrigo	Senior Vice President — Finance
Alan Feldman	Senior Vice President — Public Affairs
Bruce Gebhardt	Senior Vice President — Global Security
Phyllis A. James	Senior Vice President & Senior Counsel

Name	Position

Cynthia Kiser Murphey	Senior Vice President — Human Resources
Punam Mathur	Senior Vice President — Corporate Diversity & Community Affairs
Robert C. Selwood	Senior Vice President — Accounting
Bryan L. Wright	Senior Vice President, Assistant General Counsel & Assistant Secretary
The business address and telephone number of each director and executive officer is care of MGM MIRAGE, 3600 Las Vegas Boulevard South, Las Vegas, Nevada, 89109, (702) 693-7120.